                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 AMENDMENT NO. 1

                                     BNS Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    055961304
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                                 (CUSIP NUMBER)

                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                              153 East 53rd Street
                            New York, New York 10022

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue, 13th Floor
                            New York, New York 10022

                                   May 5, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 pages)

CUSIP No. 055961304                     13D               Page 2 of 6 Pages
          --------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
IRS No. 13-4082842
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

  NUMBER OF         211,261
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         211,261
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     211,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


     7.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     OO
--------------------------------------------------------------------------------

CUSIP No. 055961304                     13D               Page 3 of 6 Pages
          --------

ITEM 1   SECURITY AND ISSUER

         Title of Class of Securities

                  Class A common stock $.01 par value per share (the "Shares")

         Name and Address of Issuer

                  BNS Co. (the "Company" or the "Issuer")
                  275 West Natick Road
                  Warwick, RI 02886

ITEM 2   IDENTITY AND BACKGROUND

         This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company ("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund and, accordingly, may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3") to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 153 East 53rd Street, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 15, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $478,104.90 and $52,182.19, respectively, in the Shares of the Issuer using their respective working capital. Mr. Sonkin has invested approximately $4,380 in the Shares of the Issuer using personal funds.

ITEM 4   PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, as set forth in more detail in the letter from Hummingbird to the Issuer dated January 31, 2002, which is incorporated herein and attached to this Schedule 13D as Exhibit 1, Hummingbird intends to hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may concern the liquidation of certain subsidiaries of the Issuer and/or affect control of the Issuer and its subsidiaries. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 to be the beneficial owner of the aggregate amount of 211,261 Shares representing approximately 7.4% of the outstanding shares of the Issuer (based upon 2,852,812 shares outstanding as of March 12, 2002, as reported on the latest 10-K of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of shares covered by this Statement.

         Mr. Sonkin is the managing member and the control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owed by Hummingbird. Additionally, he is the record and beneficial owner of 2,000 Shares held individually by him. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 213,261 Shares of the Issuer (7.47 % of the outstanding shares). Mr. Sonkin disclaims any economic interest or beneficial ownership of any Shares not held by him individually.

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                                                               AMOUNT OF
                          DATE                     TYPE                          SHARES              PRICE/SHARE
                        4/25/2002      open market purchase                         250                 2.85
                        4/29/2002      open market purchase                       1,250                 2.78
                        4/30/2002      open market purchase                         350                 2.78
                         5/1/2002      open market purchase                       7,750                 2.77

                         5/2/2002      open market purchase                         950                    2.75
                         5/8/2002      open market purchase                       5,000                    2.73


         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                        4/17/2002      open market purchase                       3,701                    2.46
                        4/25/2002      open market purchase                         250                    2.85
                        4/29/2002      open market purchase                       1,250                    2.78
                        4/30/2002      open market purchase                         350                    2.78
                         5/1/2002      open market purchase                       7,750                    2.77
                         5/2/2002      open market purchase                         950                    2.75
                         5/8/2002      open market purchase                       5,000                    2.73


         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the Issuer and its Board of Directors dated January 31, 2002 is attached hereto as Exhibit 1.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 16, 2002

HUMMINGBIRD MANAGEMENT, LLC

By:    /s/ Paul D. Sonkin
       --------------------
Name:  Paul D. Sonkin
Title: Managing Member